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PRESS RELEASE

from Pricer AB (publ) April 23rd 2010

Annual General Meeting held on April 23, 2010

The Annual General Meeting of Pricer AB (publ) was held on April 23, 2010. 13 percent of total numbers of votes were present through 31 shareholders. The following major decisions were made:

Fees to the Board

Fees to the Board were decided for a total of amount of SEK 1,050,000, of which SEK 450,000 to the Chairman and SEK 200,000 to each of the other members. This is a reduction in the total fees, as the Board will consist of four instead of five members, but otherwise entails the same individual amounts as in the previous year.

Election of Board of Directors

The meeting decided to re-elect Mikael Bragd, Bo Kastensson, Peter Larsson and Bernt Magnusson. Peter Larsson was re-elected as Chairman of the Board. Daniel Furman had declined re-election.

Formation and duties of the Nomination Committee

The meeting decided to adopt the proposal regarding the Nomination Committee's composition and duties. The Committee then consists of the chairman of the Board, one representative each of the three largest shareholders and a member to be independent and represent the small shareholders of Pricer.

Decision on principles for remuneration to senior executives

The shareholders decided to adopt the proposal of the Board regarding principles for remuneration to senior executives.

Authorisation to the Board to issue shares

The meeting decided to authorise the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 17:30 hrs CET on Friday April 23rd, 2010.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

dlw 5/7


PRICER
Setting the ESL Standard

Interim Report January - March 2010



Improved order intake

- Order entry in January – March 2010 amounted to SEK 100 M (68)
- Net sales for the first quarter amounted to SEK 69.7 M (63.1)
- Gross margin amounted to 52 percent (56)
- Operating profit amounted to SEK 12.0 M (6.3) and operating margin was 17.2 percent (10.0 percent)
- Net profit was SEK 10.4 M (7.7) and result per share, before and after dilution, was SEK 0.01 (0.01)
- Liquid funds of SEK 109.1 M (105.4)

- Pricer rolls out ESL at one of North America's top 50 grocers

Subsequent events

- Pricer receives agreement to roll out ESL with a leading Italian hypermarket chain, Il Gigante


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Comments from the CEO

"We are pleased to have achieved a stronger first quarter than last year. The increased order intake from most markets and ending backlog give us a solid base for 2010. Major retailers are now making decisions and we remain focused on winning every significant roll out worldwide."

Charles Jackson, CEO Pricer Group

Net sales and result

Order entry amounted to SEK 100.1 M (67.5) for the first quarter, up 48 percent. At the end of March order backlog amounted to approximately SEK 103 M (69).

Net sales amounted to SEK 69.7 M (63.1) during the quarter, up 10 percent as compared to first quarter 2009.

Gross profit amounted to SEK 36.1 M (35.6) and the gross margin was 52 (56) percent for the quarter. The gross margin was not as good as first quarter 2009, when it was exceptionally high due to currencies and favourable hedging contracts, but better than the three previous quarters because of improved market mix.

Operating expenses amounted to SEK 24.0 M (29.3) for the quarter, down 18 percent partly through efficiency gains. Expenses have been reduced in the quarter by SEK 1.8 M (0.3) through capitalised product development expenses. It is noted that expenses include SEK 2.0 M (2.0) in the quarter for depreciations of intangible assets from the acquisition of Eldat depreciated over five years until August 2011.

The operating profit amounted to SEK 12.0 M (6.3) for the quarter. Accordingly, the operating margin amounted to 17.2 percent (10.0 percent).

Net financial items amounted to expenses SEK 2.1 M (income: 0.9) for the quarter and consisted of negative currency effects from revaluations of cash positions and interest on convertible loans. No income tax was recorded in the quarter due to existing tax loss carry-forwards.

Net profit was SEK 10.4 M (7.7) for the quarter. Translation differences in other comprehensive result consist of negative currency revaluation effects on assets, notably goodwill and loans to subsidiaries, denominated in euro.


Order entry, SEK M
500
400
300
200
100
0
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Quarter
Moving 4 quarters


Net Sales, SEK M
500
400
300
200
100
0
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Quarter
Moving 4 quarters

Net sales and operating profit

SEK M	Jan - Mar 2010	Jan - Mar 2009
Net Sales	**69.7**	63.1
Cost of goods sold	**-33.6**	-27.5
Gross profit	**36.1**	35.6
Gross margin, %	**51.8**	56,4
Expenses	**-24.1**	-29.3
Operating profit	**12.0**	6.3
Operating margin, %	**17.2**	10.0


Gross margin, %
60
50
40
30
20
10
0
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Quarter
Moving 4 quarters


Operating Results, SEK M
75
50
25
0
-25
Q 1 '09
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
75
50
25
0
Q 1 '09
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10
Quarter
Moving 4 quarters

First quarter highlights

Market development

At the end of the first quarter 2010, Pricer had installed over 5,400 stores in over 40 countries. Sales and order intake worldwide were generally improving over same period last year and reflected several new ESL deployment programs being initiated or accelerated in both food and non-food. Generally, major retailers that have initiated ESL pilot programs over the last years or a slow adoption rate, have now entered into accelerated deployment as a clear reaction and strategy to the increased customer focus on price.

Pricer installed 159 stores in the first quarter of which 144 were installed though indirect channels. The French market continues to improve and reflects the result of a strong fourth quarter momentum. All existing Tier 1 clients are starting to release new store orders providing support to renewed activity after a disappointing 2009. For instance, Carrefour installed three new hypermarkets in Greece and Casino placed an order for 10 new store installations. However, the economic signals have not been strong enough to date for several Tier 1s to reinitiate their ESL migration programs at the planned rates envisioned in 2008.

Europe

The Nordic area was disappointing but includes several significant pilot programs which will lead to decisions in 2010. Middle Europe is seeing increased activity from new large integrated accounts in food and non-food. Activities with French franchise retailers remain healthy with clients such as Franprix and Intermarché. Southern and Eastern Europe is generally weak but is highlighted by very specific account activity such as Praktiker installations in Germany and Hungary.

The non-food sector is increasingly representing a strong growth opportunity and Pricer system is regarded by Europe's Tier 1 Do-It-Yourself sector as best in class.

Italy, a relatively new market for ESL, saw a significant win for Pricer. Il Gigante, a major food retail chain in Italy operating 43 hypermarkets, made a roll out decision in April for Pricer ESL to speed up price change execution and reduce operational costs. The first five Il Gigante hypermarkets will be equipped with the Pricer ESL system before June 2010. The roll out decision follows a successful pilot installation in Milan in October 2009. The rollout program is to be completed by end 2011 for a total value of over SEK 20 M.

Asia Pacific, Oceania & other

Several new markets continue to grow significantly and the Japanese market is now finally showing signs of a long awaited recovery. Close to 20 new stores were installed in Japan in Q1, many with Tier 1s, and this is expected to trend positively throughout the year.

America

Several new pilot projects are now underway. Also, Soriana, the large Tier 1 food retailer in Mexico, has already completed 26 installations of the initial 46 hyper- and supermarkets with Pricer, and has even placed additional orders. Soriana previously installed one-way ESL systems in over 100 stores before moving to Pricer's two-way system. The Soriana deployment is leading to new opportunities in the region.

Significantly, a North American food chain operating over 250 grocery stores has signed an agreement to equip 40 stores with Pricer ESL in its home market. The retailer is ranked in the annual Deloitte market survey of the 250 top retailers worldwide. This first phase of deployment has started in March and will be completed within a year for an order value to Pricer of nearly SEK 30 M. Pricer's reseller will ensure system implementation and support services. The retailer started the initial 9 store evaluation program in 2007.

Financial position

Cash flow from operating activities amounted to SEK 10.8 M (26.6) for the quarter. Working capital amounted to SEK 110.9 M (125.1) at the end of the quarter, the decrease being explained mostly by reduced inventory. Working capital at the end of the quarter is in line with the balance at the beginning of the year. Cash and cash equivalents at the end of March amounted to SEK 109.1 M (105.4).

In April 2007 Pricer raised convertible loans of SEK 74.9 M. Pricer repaid SEK 30 M of the loans in November 2008 and another SEK 22.45 M in April 2009. The remaining SEK 22.45 M was extended until June 30, 2010 with 8 percent yearly interest (excluding the IFRS-effect). The loans can be converted into Pricer shares at an exercise price of SEK 0.57 leading to a dilution of the number of shares of 4 percent. In accordance with IFRS a part of the loans is recognised as equity and adjustments are made continuously to the interest expense during the term of the loans.

Bank facilities amounting to SEK 50 M, whereof SEK 25 M in the form of bank overdraft, are in place to ensure access to funds for Pricer's continued development. These facilities have yet to be utilised.

Capital expenditure

Capital expenditure during the quarter amounted to SEK 2.6 M (0.4), and includes capitalised development costs of SEK 1.8 M, in accordance with IAS 38.

Employees

The average number of employees in the quarter was 54 (67), The number of employees at the end of the quarter was 53 (67).


Number of Employees
80
60
40
20
0
Q 1 '09
Q 2 '09
Q 3 '09
Q 4 '09
Q 1 '10

Parent Company

The Parent Company's net sales amounted to SEK 61.6 M (77.4) and net profit amounted to SEK 12.8 M (18.7) for the quarter. The company had cash and cash equivalents of SEK 102.3 M (93.7) at the end of March.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the annual report.

Related parties

There have been no significant transactions involving related parties that could have a material impact on Pricer's financial position and earnings.

Accounting principles

This interim report has for the consolidated accounts been issued in accordance with the IAS 34 Interim reporting and relevant regulations in the Swedish Annual Accounts Act. This interim report for the Parent Company has been issued in accordance with the Swedish Annual Accounts Act, chapter 9. Accounting principles applied for the consolidated and the Parent Company accounts are coherent with the principles in the latest annual report.

Subsequent events

Il Gigante, a major food retailer chain in Italy operating 43 hypermarkets, made a roll out decision for Pricer ESL in April to be completed by end 2011 for a total value of over SEK 20 M.

Outlook

The outlook of higher revenue and result in 2010 as compared to 2009 is confirmed.

Next reporting date

The interim report for January - June 2010 will be published on August 24, 2010.

This report has not been subject to audit review

Sollentuna, April 23, 2010
Pricer AB (publ)

Charles Jackson
CEO

(The interim report is a translation of the Swedish original only for convenience)

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January - March 2010 in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 12.30 hrs CET on Friday April 23, 2010.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

STATEMENT OF COMPREHENSIVE INCOME

Amounts in SEK M	Q 1 2010	Q 1 2009	Full year 2009
Net sales	**69.7**	**63.1**	**327.3**
Cost of goods sold	-33.6	-27.5	-201.0
Gross profit	**36.1**	**35.6**	**126.3**
Other operating items, net	-	-	-
Selling and administrative expenses	-20.2	-23.7	-85.5
Research and development expenses	-3.9	-5.6	-15.6
Operating profit	**12.0**	**6.3**	**25.2**
Net financial items	-2.1	0.9	-7.8
Result before tax	**9.9**	**7.2**	**17.4**
Taxes	0.5	0.5	2.5
Net profit for the period	**10.4**	**7.7**	**19.9**
OTHER COMPREHENSIVE INCOME			
Translation differences	-19.4	1.8	-19.1
Net comprehensive income for the period	**-9.0**	**9.5**	**0.8**
Net profit for the period attributable to:			
Equity holders of the Parent Company	10.4	7.7	19.9
Non-controlling interest	0.0	0.0	0.0
Net comprehensive income for the period attributable to:			
Equity holders of the Parent Company	-9.0	9.5	0.8
Non-controlling interest	0.0	0.0	0.0

EARNINGS PER SHARE	Q 1 2010	Q 1 2009	Full year 2009
Earnings per share before dilution, SEK	0.01	0.01	0.02
Earnings per share after dilution, SEK	0.01	0.01	0.02

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 1 2010	Q 1 2009	Full year 2009
Nordic Countries	4.2	8.4	32.6
Rest of Europe	42.0	30.9	215.7
Asia	1.1	18.7	38.5
Rest of the world	22.4	5.1	40.5
Total net sales	**69.7**	**63.1**	**327.3**

STATEMENT OF FINANCIAL POSITION

Amounts in SEK M	31/03/2010	31/03/2009	31/12/2009
Goodwill and other intangible assets	267.3	297.2	282.3
Tangible fixed assets	2.1	3.4	2.6
Financial assets	41.5	41.1	41.5
Total fixed assets	**310.9**	**341.7**	**326.4**
Inventories	72.2	102.3	57.5
Receivables	111.2	124.1	128.5
Cash and cash equivalents	109.1	105.4	102.8
Total current assets	**292.5**	**331.8**	**288.8**
TOTAL ASSETS	**603.4**	**673.5**	**615.2**
Shareholders' equity	504.3	520.5	513.1
Non-controlling interest	0.1	0.1	0.1
Total equity	**504.4**	**520.6**	**513.2**
Long-term liabilities	4.2	51.6	5.9
Short-term liabilities	94.8	101.3	96.1
Total liabilities	**99.0**	**152.9**	**102.0**
TOTAL EQUITY AND LIABILITIES	**603.4**	**673.5**	**615.2**
Pledged assets	164.2	164.2	154.0
Contingent liabilities	1.4	1.4	1.3
Shareholders' equity per share, SEK	0.50	0.51	0.51
Shareholders' equity, SEK, after dilution	0.50	0.52	0.52

STATEMENT OF CHANGE IN EQUITY

	Q1	Q1	Full year
Amounts in SEK M	2010	2009	2009
Equity at beginning of period	**513.2**	**510.0**	**510.0**
Net comprehensive income for the year	-9.0	9.5	0.8
Effect of raising convertible loans	-	-	0.8
Change due to employee stock options	0.2	1.1	1.6
Equity at end of period	**504.4**	**520.6**	**513.2**
Attributable to:			
- Equity holders of the Parent Company	504.3	520.5	513.1
- Non-controlling interests	0.1	0.1	0.1
Total	**504.4**	**520.6**	**513.2**

STATEMENT OF CASH FLOWS - SUMMARY

Amounts in SEK M	Q 1 2010	Q 1 2009	Full year 2009
Net result after financial items	9.9	7.2	17.4
Adjustment for non-cash items	0.6	-0.5	13.7
Paid tax	-	-	-
Change in working capital	0.3	19.9	25.2
Cash flow from operating activities	**10.8**	**26.6**	**56.3**
Cash flow from investing activities	**-2.6**	**-0.4**	**-8.4**
Cash flow from financing activities	**-**	**-**	**-22.6**
Cash flow for the period	**8.2**	**26.2**	**25.3**
Cash and cash equivalents at start of period	102.8	75.8	75.8
Exchange rate difference in cash and cash equivalents	-1.9	3.4	1.7
Cash and cash equivalents at end of period [1]	**109.1**	**105.4**	**102.8**
Unutilised bank overdraft facilities	25.0	25.0	25.0
Disposable funds at end of period	**134.1**	**130.4**	**127.8**

[1] Whereof blocked accounts 1.2 1.2 1.3

KEY RATIOS, GROUP

Amounts in SEK M	Q 1 2010	Q 4 2009	Q 3 2009	Q 2 2009	Q 1 2009
Order entry	100.1	93.9	89.4	86.9	67.5
Order entry - moving 4 quarters	370.3	337.7	342.3	387.9	375.5
Net sales	69.7	114.1	72.4	77.7	63.1
Net sales - moving 4 quarters	333.9	327.3	360.9	377.2	414.7
Operating profit	12.0	19.3	2.8	-3.2	6.3
Operating profit - moving 4 quarters	30.9	25.2	27.7	36.1	55.5
Profit for the period	10.4	19.0	1.1	-7.9	7.7
Cash flow from operating activities	10.8	11.5	16.1	2.1	26.6
Cash flow from op.activities - moving 4 quarters	40.5	56.3	58.3	55.3	36.2
Number of employees, end of period	53	57	67	68	67
Equity ratio	84%	83%	82%	83%	77%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2010	Q 1 2009	Full year 2009
Net sales	**61.6**	**77.4**	**253.0**
Cost of goods sold	-36.5	-46.2	-190.4
Gross profit	**25.1**	31.2	**62.6**
Selling and administrative expenses	-6.4	-8.3	-27.2
Research and development expenses	-3.9	-5.6	-13.6
Operating profit	**14.8**	**17.3**	**21.8**
Result from participations in group companies	-	-	9.3
Net financial items	-2.0	1.4	-6.5
Result before tax	**12.8**	**18.7**	**24.6**
Tax on result for the period	-	-	-
Net profit for the period	**12.8**	**18.7**	**24.6**

STATEMENT OF PARENT COMPANY COMPREHENSIVE INCOME	Q 1	Q 1	Full year
Amounts in SEK M	**2010**	**2009**	**2009**
Net profit for the period	12.8	18.7	24.6
Translation differences	-4.9	0.6	-5.0
Net comprehensive income for the period	**7.9**	**19.3**	**19.6**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	31/03/2010	31/03/2009	31/12/2009
Intangible fixed assets	10.5	1.2	8.1
Tangible fixed assets	1.0	1.7	1.2
Financial assets	317.7	357.9	339.2
Total fixed assets	**329.2**	**360.8**	**348.5**
Inventories	43.7	73.4	35.3
Current receivables	64.5	46.7	60.3
Cash and cash equivalents	102.3	93.7	91.0
Total current assets	**210.5**	**213.8**	**186.6**
TOTAL ASSETS	**539.7**	**574.6**	**535.1**
Shareholders' equity	464.8	455.9	456.9
Total equity	**464.8**	**455.9**	**456.9**
Long-term liabilities	0.9	46.0	2.1
Current liabilities	74.0	72.7	76.1
Total liabilities	74.9	118.7	78.2
TOTAL EQUITY AND LIABILITIES	**539.7**	**574.6**	**535.1**
Pledged assets	51.9	51.9	52.3
Contingent liabilities	0.2	0.2	0.2


PRiCER
Setting the ESL Standard

About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,400 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993


PRiCER